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                                   EXHIBIT 5.1


             [Form of Legal Opinion of Lindquist & Vennum P.L.L.P.]


                    [Lindquist & Vennum P.L.L.P. Letterhead]


                                     [Date]


Dakota Growers Restructuring Company, Inc.
One Pasta Avenue
Carrington, ND 58421


         Re: DAKOTA GROWERS RESTRUCTURING COMPANY, INC. REGISTRATION STATEMENT
             ON FORM S-4


Ladies and Gentlemen:


         We have acted as counsel to Dakota Growers Restructuring Company, Inc., a North Dakota corporation (the "Company"), in connection with the merger of Dakota Growers Pasta Company, a North Dakota cooperative (the "North Dakota Cooperative"), with and into Dakota Growers Pasta Restructuring Cooperative, a Colorado cooperative (the "Colorado Cooperative"), the subsequent merger of the Colorado Cooperative with and into Dakota Growers Corporation, a Colorado corporation (the "Colorado Corporation"), and the subsequent merger of the Colorado Corporation with and into the Company (these mergers collectively, the "Conversion"), such Conversion proceeding according to the terms of the Transaction Agreement, dated as of January 30, 2002, as amended, by and among the Company, the North Dakota Cooperative, the Colorado Cooperative and the Colorado Corporation (the "Transaction Agreement").


         We have examined such documents and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of our opinions set forth below. In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us by third parties as originals, the genuineness of all third-party signatures and the conformity to authentic originals of all documents submitted by third parties to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons unaffiliated with the Company and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinions, we have relied upon certificates of officers of the Company and of public officials. Based on the foregoing, we are of the opinion that:


         1. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of North Dakota.


         2. The Company's Common Stock, $.01 par value per share, Series A 6% Redeemable Cumulative Preferred Stock, $100 par value per share, Series B 2% Redeemable Non-Cumulative Preferred Stock, $100 par value per share, Series C 6% Convertible Non-Cumulative Preferred Stock, $100 par value per share, and Series D Delivery Preferred Stock, $.01 par value per share, have been duly authorized and, when issued upon the Conversion in accordance with the terms thereof, will be validly issued, fully paid and nonassessable.


         3. The Transaction Agreement has been duly authorized by all requisite corporate action, executed and delivered by the parties thereto.


         Our opinions expressed above are limited to the laws of the States of North Dakota and Colorado and the federal laws of the United States of America.


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                                                     Very truly yours,


                                                     LINDQUIST & VENNUM P.L.L.P.


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